Exhibit 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, 2005, 2004, and 2003

(DOLLARS IN THOUSANDS)

	2007	2006	2005	2004	2003
Income before provision for income taxes from continuing operations	$39,215	$55,091	$70,535	$69,049	$24,158
Fixed charges (a)	95,866	115,217	120,002	120,400	121,165
Earnings available for fixed charges	135,081	170,308	190,537	189,449	145,323
Fixed charges (a)	95,866	115,217	120,002	120,400	121,165
Excess of earnings over fixed charges	$39,215	$55,091	$70,535	$69,049	$24,158

Ratio of earnings to fixed charges	1.41	1.48	1.59	1.57	1.20
Earnings available for combined fixed charges and preferred stock dividends	$135,081	$170,308	$198,815	$205,111	$161,246
Combined fixed charges and preferred stock dividends (b)	95,866	115,217	128,280	136,062	137,088
Excess of earnings over combined fixed charges and preferred stock dividends	$39,215	$55,091	$70,535	$69,049	$24,158
Ratio of earnings to combined fixed charges and preferred stock dividends	1.41	1.48	1.55	1.51	1.18

(a)          Fixed charges consist of interest expense, which includes interest on all debt and amortization of debt discount, capitalized interest and amortization of deferred financing costs.

(b)         Combined fixed charges and preferred stock dividends consist of interest expense, which includes interest on all debt and amortization of debt discount and premium, capitalized interest and deferred financing costs and preferred stock dividends.  Preferred stock dividends are divided by (1 — effective tax rate) with the tax rate being 39.55% for the year ended December 31, 2005 and 35.00% for the years ended December 31, 2004, 2003, and 2002.  On June 15, 2005, we completed an exchange of our Series D Convertible Exchangeable Preferred Stock into Convertible Debentures, due 2012.  Accordingly, there were no preferred stock dividends paid in 2006 or 2007.